Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

____________

Via EDGAR and United Parcel Service

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enerpulse Technologies, Inc.

Amendment No. 2 to

Form 8-K

Filed October 18, 2013

File No. 000-54092

Dear Ms. Block:

On behalf of Enerpulse Technologies, Inc. (the “Company”), we are responding to the comments in the letter from the Staff dated October 31, 2013, relating to the Company’s Amendment No. 2 to Form 8-K filed on October 18, 2013 (collectively, the “Current Report”). We are including a courtesy marked copy of the Company’s Amendment No. 3 to the Current Report on Form 8-K (the “Amended Report”) indicating the changes made thereon from the Current Report filed with the Commission.

The responses below have been numbered to correspond with the comments in your October 31, 2013 letter.

General

1.	Similar to the comment we issued in our letter to you on October 25, 2013, on your Form S-1 (File No. 333-191471), since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Securities and Exchange Commission

Division of Corporate Finance

______________

•	State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Company Response 1:

The Company respectfully informs the Staff that the Current Report has been revised to include the requested information. Please see the revised disclosure on pages 6 and 26 of the Amended Report.

Description of Business, page 5

Our Current Business, page 8

Overview, Page 8

2.	We note your response to our prior comment 5. In your next response letter, for each of the following claims, please direct us to the specific pages, or portion of page, in your supplemental materials that provide a basis regarding:

•	improves performance of spark-ignited internal combustion engines as stated on page 8;
•	benefits of improved fuel economy as state of page 8;
•	improved engine torque as stated on page 8;
•	improved throttle response as stated on page 8;
•	improved performance in IC engines operating on alternative fuels as stated on page 8;
•	improved engine starting as stated on page 11;
•	consistent ignition using less fuel in the fuel mixture as stated on page 11;
•	precise ignition with more exhaust gas in the fuel mixture as stated on page 11;
•	better responsiveness as stated on page 14;
•	quicker acceleration as stated on page 14; and
•	greater towing capacity as stating on page 14.

In your response, please also, where appropriate, explain to us how a test result shows the basis for the claim you are making.

Company Response 2:

The Company respectfully informs the Staff that Annex A of this Response Letter includes the requested information.

Securities and Exchange Commission

Division of Corporate Finance

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Natural Gas Markets (Stationary and Mobile), page 8

3.	We note your response to our prior comment 6. We note from the letter filed as exhibit 10.2 that Vision Automotive intended to purchase 4,000 Pulse Plugs in 2012 and 20,000 Pulse Plugs in 2013. Please revise the last paragraph on page 8 to state the number of Pulse Plugs Vision Automotive stated it would purchase in 2012 and 2013 and how many it actually purchased. In this regard we also note the statement on page 12 that “no automotive OEMs are currently using PCI technology.”

Company Response 3:

The Company respectfully informs the Staff that the Current Report has been revised to include the requested information. Please see the revised disclosure on page 8 of the Amended Report.

Automative and Power Sports Aftermarket, page 9

4.	We note your response to our prior comment 11 and reissue in part. Please clarify at what stage in the process you are in, for selling your parts at retail versus selling to automotive OEMs. Your disclosure regarding automotive OEMs discusses parts integration. For your retail discussion, please explain what you mean by “plug-and-play.” Can your product be placed in any existing engine, for instance? Or is something like retrofitting required before it can be used in an existing engine? Please explain the difference between needing to work with OEMs in advance for customization and what you are able to currently sell in the aftermarket and how it is used by the consumer.

Company Response 4:

The Company respectfully informs the Staff that the Current Report has been revised to include the requested information. Please see the additional definition of “Plug-and-Play” in the Glossary of Industry Terms on page 7 and the revised disclosure on page 9 of the Amended Report.

Securities and Exchange Commission

Division of Corporate Finance

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Continue Collaborative Testing, page 12

5.	Here you discuss engaging OEMs and some indications of interest. At page 8 you discuss the letter agreement with Vision Motor Company. Please clarify if this discussion encompasses that letter agreement. Similarly clarify as to your discussion under “Product Development,” at page 15.

Company Response 5:

The Company respectfully informs the Staff that the Current Report has been revised to include the requested information. Please see the revised disclosure on pages 12 and 15 of the Amended Report.

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated October 31, 2013. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C. Lee

Mark C. Lee
Shareholder

Encl.

Securities and Exchange Commission

Division of Corporate Finance

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ACKNOWLEDGEMENT

In connection with Enerpulse Technologies, Inc.’s (the “Company”) letter dated November 8, 2013 addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENERPULSE TECHNOLOGIES, INC.

/s/ Joseph E. Gonnella

_____________________________

Joseph E. Gonnella, Chief Executive Officer

NOTE: PORTIONS OF THIS ANNEX INDICATED BY “[*]” ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST, AND HAVE BEEN OMITTED FROM THIS ANNEX. COMPLETE, UNREDACTED COPIES OF THIS ANNEX HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF THIS COMPANY’S CONFIDENTIAL TREATMENT REQUEST.

ANNEX A

CLAIM	REPORT	PAGE	EXPLANATORY INFORMATION
(1) Improves performance of spark-ignited internal combustion engines (page 8)	GENERAL: Performance is defined as more efficient operation, or extracting more work from the same amount of fuel or the inverse, the same amount of work from less fuel.
	[*] report dated September 2004	First page, last column	Shows fuel improvement of 11.05%.
	[*] report dated May 2009	Pages 2-3	Comparing pages 2 and 3 which show combustion pressure curves for 9 combustion/power cycles. Page 2 is stock and has 5 normal and 4 late burns. The late burns result in less power. On page 3 are the combustion pressure curves with the Enerpulse plug installed in place of the OEM spark plug. Here 8 normal burns and only one late burn deliver more average power from the same amount of fuel.
	[*] report dated June 2012	Page 6	Page 6 graphs and comments disclose that Enerpulse plugs, at an equivalence ratio of 1, show the lowest fuel consumption.
	[*] report dated October 2010	Page 1	Shows a horse power dynamometer test comparing the OEM spark plug against the Enerpulse plug. Here 5% more horsepower is delivered by the Enerpulse plug.
(2) Benefits of improved fuel economy (page 8)	GENERAL: Fuel economy increases are the direct result of more efficient combustion producing more work from the same amount of fuel, i.e., better fuel economy.
	[*] report dated September 2004	First page, last column	Shows fuel improvement of 11.05%.
	[*] report dated September 2011	Pages 6 and 7	Page 6 shows that Enerpulse plugs deliver 3-5% better brake specific fuel consumption (BSFC). On page 7, under higher engine loads, Enerpulse plugs show 0.2-1.1% lower fuel consumption in laboratory conditions.
	[*] report dated October 2011	Page 3	Shows a 1.8% improvement in MPG during a chassis rolls European drive cycle dynamometer test.
	[*] report dated November 2011	Page 9	Shows a BSFC gain of 2% better economy.
	[*] report dated June 2012	Page 1	Shows a 5.5% improvement in MPG in an EPA drive cycle FTP75 test.

CLAIM	REPORT	PAGE	EXPLANATORY INFORMATION
(3) Improved engine torque (page 8)	GENERAL: Engine torque can be equated to peak combustion pressure during an engine dyno test.
	[*] report dated September 2004	First page, last column	Shows fuel improvement of 11.05%.
	[*] report dated May 2013	Page 3	Run1 (stock) page 3 shows a peak firing pressure deviation of 5.1% and the Enerpulse plug (run 3 page 3) of 3.9%. This equates to a higher average firing pressure (torque).
	[*] report dated September 2011	Page 18	Please see “Conclusions”.
(4) Improved throttle response (page 8)	GENERAL: Improved throttle response in a laboratory can be seen as faster flame front propagation, or seeing torque sooner in the cycle.
	[*] report dated February 2007	Page 2	Shows the combustion propagation rate of the Enerpulse plug is faster than competition copper electrode and fine wire electrode.
	[*] report dated September 2010	Page 1	Shows that against a standard copper electrode and a fine wire iridium competitor spark plug the Pulstar (Enerpulse aftermarket label) plug burned through 50% of the fuel charged faster than either plug.
	[*] report dated September 2011	Pages 25-28	On pages 25, 26, 27 and 28, the Pulstar plugs in different configurations all delivered faster combustion burn speeds than the competition’s fine wire iridium spark plugs.

A-2

CLAIM	REPORT	PAGE	EXPLANATORY INFORMATION
(5) Improved performance in IC engines operating on alternative fuels (page 8)	GENERAL: Alternative fuels are harder to ignite than gasoline. For example, natural gas has a self-ignition temperature twice that of gasoline and the high current discharge of the Enerpulse technology starts the combustion process much more consistently than commercial spark plugs.
	[*] report dated September 2004	First page, last column	Shows fuel improvement at 11.05%.
	[*] report dated May 2013	Page 3	Run1 1 (stock) page 3 shows a peak firing pressure deviation of 5.1% and the Enerpulse plug (run 3 page 3) of 3.9%. This equates to a higher average firing pressure (torque).
	[*] report dated February 2012	Page 1	Please see results relating to CNG engine testing of 2012 Chevrolet Express van. The front of page 1 shows the OEM test, the back of page 1 the Enerpulse test. In both cases of chassis dyno testing the Enerpulse equipped engine delivered better MPG.
	Olsen Ecologic report dated October 2010	Page 1	Shows a horse power dynamometer test comparing the OEM spark plug against the Enerpulse plug whereby 5% more horsepower is delivered by the Enerpulse plug.
(6) Improved engine starting (page 11)

GENERAL: Improved engine starting in a laboratory can be compared to how quickly the engine can ignite the presented fuel charge.

Please see test results cited for “Improved throttle performance” in (4) above.

(7) Consistent ignition using less fuel in the fuel mixture (page 11)	GENERAL: Consistent ignition with less fuel in the air fuel mixture is critical to both reducing fuel consumption and lowering NOx emissions as the lean mixture burns cooler and NOX emissions are a function of heat.
	[*] report dated September 2011	Page 29	The graph shows the lean limit of the competitor iridium fine wire (selected as the best spark plug [*] had tested) at a PHI=.75 (approximately 19:1 air to fuel ratio). The Enerpulse Generation 4 surface gap delivered consistent ignition at a PHI= .63 or approximately 24:1 air fuel ratio.

A-3

CLAIM	REPORT	PAGE	EXPLANATORY INFORMATION
(8) Precise ignition with more exhaust gas in the fuel mixture (page 11)	GENERAL: More exhaust gas and velocity of the exhaust gas at cold start up is critical to reducing emissions. The greater the exhaust heat flux the faster the catalyst will heat up to reduce all emissions.
	[*] report dated June 2013	Page 36	As compared to the OEM fine wire iridium spark plug, the Enerpulse plug increased specific heat flux by more than double and reduced unburned hydrocarbon engine out emissions by 50%.
(9) Better responsiveness (page 14)

GENERAL: Better responsiveness is related to claim (4). Improved throttle response is the result of eliminating throttle lag or delay which occurs when dramatic changes to air flow into the combustion chamber are induced by dramatic changes to throttle position. These dramatic changes of throttle position occur during freeway passing or off idle acceleration. The usual lag in immediate acceleration due to the inability of commercial spark plugs to ignite fuel in less than ideal conditions is eliminated by the high power discharge of the Pulstar® plug.

Please see test results cited for “Improved throttle performance” in (4) above.

(10) Quicker acceleration (page 14)

GENERAL: Quicker acceleration is a direct result of more torque and quicker fuel light off, which is similar to claim (4).

Please see test results cited for “Improved throttle performance” in (4) above.

(11) Greater towing capacity (page 14)

GENERAL: Greater towing capacity is quantified by better power as exemplified in claims (1) and (3) as more torque from the same amount of fuel allows a vehicle to tow a heavier load.

Please see test results cited for “Improves performance of spark-ignited internal combustion engines” in (1) and “Improved engine torque “ in (3) above.

A-4